                                                                     EXHIBIT 4.5


                            STATEMENT OF RESOLUTION
                                      OF
               SERIES B 8% CUMULATIVE PERPETUAL PREFERRED STOCK
                                      OF
                                EEX CORPORATION


     PURSUANT to the provisions of Article 2.13 of the Texas Business Corporation Act, the undersigned corporation (the "Company") makes the following statement:

     I.  The name of the Company is EEX Corporation.

     II. Set forth below is a copy of the resolution of the Board of Directors of the Company (the "Resolution") establishing and designating, and determining the preferences, limitations and relative rights of, the Company's Series B 8% Cumulative Perpetual Preferred Stock, no par value per share. This resolution was adopted by all necessary action on the part of the corporation. Date of adoption was 12/18/98:

     "RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company by Article IV of the Restated Articles of Incorporation, a series of Preferred Stock of the Company be, and it hereby is, created out of the authorized but unissued shares of the Preferred Stock of the Company, such series to be designated "Series B 8% Cumulative Perpetual Preferred Stock" (the "Series B Preferred Stock"), to consist of 3,000,000 shares, no par value per share, of which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, shall be (in addition to those set forth in the Restated Articles of Incorporation) as follows:

     1. Number. The number of shares constituting the Series B Preferred Stock shall be 3,000,000; provided, however, 1,500,000 of such 3,000,000 shares may only be issued from time to time as dividends on the Series B Preferred Stock pursuant to Section 3 of this Statement of Resolution.

     2. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated.

     "Affiliate" means with respect to any Person, any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, the term "control" (and correlative terms "controlling," "controlled by" and "under common control with") means possession of the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

     "Articles" means the Restated Articles of Incorporation of the Company.

     "Beneficially Own" or "Beneficial Ownership" is defined in Rules 13d-3 and 13d-5 of the Exchange Act, but without taking into account any contractual restrictions or limitations on voting or other rights.

     "Board" means the Board of Directors of the Company.

     "Business Combination" means (i) any consolidation, merger, share exchange or similar business combination transaction involving the Company with any Person or (ii) the sale, assignment conveyance, transfer, lease or other disposition by the Company of all or substantially all of its assets.

     "Business Day" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in Houston, Texas or New York City, New York generally are authorized or required by law or other governmental actions to close.

     "Capital Stock" means (i) with respect to any Person that is a corporation or company, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such Person and (ii) with respect to any Person that is not a corporation or company, any and all partnership or other equity interests of such Person.

     "Change of Control" shall mean any event constituting (a) the consummation of any Business Combination except where (i) the shareholders of the Company immediately prior to such Business Combination own (in substantially the same proportion relative to each other as such shareholders owned the Common Stock immediately prior to such consummation) (x) forty percent (40%) or more of the Voting Stock of the surviving entity on both a Modified Non Diluted Basis and a Modified Fully Diluted Basis immediately after such Business Combination, and
(y) forty percent (40%) or more of the outstanding common stock of the surviving entity on both a Modified Non Diluted Basis and a Modified Fully Diluted Basis immediately after such Business Combination, (ii) the members of the Board immediately prior to the entering into the agreement relating to such Business Combination constitute at least a majority of the Board or the board of directors of the surviving entity immediately after such Business Combination, with no agreements or arrangements in place immediately after such consummation that would result in the members of the Board immediately prior to the entering into the agreement relating to such Business Combination ceasing to constitute at least a majority of the Board or the board of directors of the surviving entity and (iii) no Non-Financial Person or Group of Non-Financial Persons is the Beneficial Owner of 20% or more of the total outstanding Voting Stock or common stock of the surviving entity and no Financial Person or Group of Financial Persons is the Beneficial Owner of 35% or more of the total outstanding Voting Stock or common stock of the surviving entity or (b) any Non-Financial Person or Group of Non-Financial Persons acquiring Beneficial Ownership of 20% or more of the total outstanding Voting Stock or Common Stock of the Company or any Financial Person or Group of Financial Persons acquiring Beneficial Ownership of 35% or more of the total outstanding Voting Stock or Common Stock of the Company.

     "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

     "Common Stock" means the Company's common stock, par value $.01 per share, and any Capital Stock for or into which such Common Stock hereafter is exchanged, converted, reclassified or recapitalized by the Company or pursuant to an agreement or Business Combination to which the Company is a party.

     "Common Stock Equivalents" means (without duplication with any other Common Stock or common stock, as the case may be, or Common Stock Equivalents) rights, warrants, options, convertible securities or exchangeable securities, exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock, or common stock, as the case may be, whether at the time of issuance or upon the passage of time or the occurrence of some future event, including the Warrants.

     "Company" means EEX Corporation, a Texas corporation.

     "Dividend Payment Date" is defined in Section 3(A).

     "Dividend Period" is defined in Section 3(A).

     "Dividend Rate" means a rate of interest equal to (i) prior to the Dividend Reset Date, eight percent (8%) per annum and (ii) on or after the Dividend Reset Date, the Dividend Reset Rate determined pursuant to Section 4.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

     "Financial Person" means any Person that (i) is, or holds itself out as being, engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities, and (ii) together with its Affiliates is not engaged in (x) any significant activities other than financial services, insurance or investment activities or (y) directly or indirectly through Affiliates, in any industrial activities, including the oil and gas and energy industry.

     "Group" means a group as contemplated by Section 13(d)(3) of the Exchange Act.

     "Holder" means a holder of record of the Series B Preferred Stock.

     "Issue Date" means with respect to any shares of Series B Preferred Stock the original date of issuance of such shares of Series B Preferred Stock.

     "Junior Securities" means Capital Stock that, with respect to dividends and distributions upon Liquidation, ranks junior to the Series B Preferred Stock.

     "Liquidation" means the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided, however, that a merger or share exchange shall not be deemed a Liquidation nor shall the sale of assets not requiring shareholder approval be deemed to be a Liquidation.

     "Liquidation Preference" is defined in Section 6.

     "Majority of the Series B Preferred Stock" means more than 50% of the outstanding shares of Series B Preferred Stock.

     "Market Price" means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and asked prices regular way, in either case on the principal national securities exchange on which the applicable securities is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, (i) the closing sale price for such day reported by the NASDAQ Stock Market if such security is traded over-the-counter and quoted in the NASDAQ Stock Market, or (ii) if such security is so traded, but not so quoted, the average of the closing reported bid and asked prices of such security as reported by the NASDAQ Stock Market or any comparable system, or
(iii) if such security is not listed on the NASDAQ Stock Market or any comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as determined in good faith by the Board of Directors of the Company.

     "Modified Fully-Diluted Basis" shall mean a calculation based on the then outstanding shares of Voting Stock or common stock, as the case may be, plus all shares of Voting Stock or common stock acquirable pursuant to, or constituting, Common Stock Equivalents, but excluding 50% of the Voting Stock or common stock acquirable pursuant to the then outstanding Warrants.

     "Modified Non-Diluted Basis" shall mean a calculation based on the then outstanding shares of Voting Stock or common stock, as the case may be, and without giving effect to outstanding Common Stock Equivalents, but including (i) 50% of the shares of Common Stock then acquirable upon exercise of the then outstanding Warrants and (ii) the number of shares of common stock equal to (a) the aggregate Market Price as of the date of such Business Combination of all shares of common stock acquirable upon exercise of all outstanding employee stock options of the relevant entity that have an exercise price of less than the Market Price of common stock as of the date of such Business Combination less the aggregate exercises price of all such options divided by (b) the Market Price of common stock as of the date of such Business Combination.

     "Non-Financial Person" means any Person that is not a Financial Person.

     "Notice of Redemption" is defined in Section 7(B)(i).

     "Parity Securities" means Capital Stock that, with respect to dividends or distributions upon Liquidation, is pari passu with the Series B Preferred Stock.

     "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, limited liability company, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

     "Profits" means earnings and profits of the Company and its Subsidiaries computed in accordance with Section 312 of the Code.

     "Purchase Agreement" means the Purchase Agreement dated as of December , 1998 among the Company and the purchasers named therein pursuant to which 1,500,000 shares of

Series B Preferred Stock and certain other securities are to be issued by the Company, including all schedules and exhibits thereto.

     "Purchasers" means collectively, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Equity Partners I, C.V. Warburg, Pincus Equity Partners II, C.V. and Warburg, Pincus Equity Partners III, C.V.

     "Record Date" is defined in Section 3(A).

     "Redemption Date" is defined in Section 7(B)(i).

     "Redemption Notice" is defined in Section 7(B)(i).

     "Redemption Price" is defined in Section 7(A).

     "Rights Agreement" means the Rights Agreement dated as of September 10, 1996 between the Company and Harris Trust Company of New York, a New York trust company, as amended.

     "Securities Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

     "Senior Securities" means Capital Stock that, with respect to dividends or distributions upon Liquidation, ranks senior to the Series B Preferred Stock.

     "Series B Preferred Stock" means the Series B 8% Cumulative Perpetual Preferred Stock of the Company or successor preferred stock as contemplated by
Section 5(C)(ii)(A).

     "Stated Value" is an amount equal to $100.00 per share of Series B Preferred Stock.

     "Statement of Resolution" means this Statement of Resolution of the Series B Preferred Stock.

     "Subsidiary" of a Person means (i) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (ii) any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has a least a majority ownership interest.

     "TBCA" means the Texas Business Corporation Act, as amended, or any successor statute or other legislation.

     "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to vote in the election of the board of directors, managers or trustees of such Person.

     "Warrants" means the warrants to purchase up to 21,000,000 shares of Common Stock, subject to certain conditions, at an initial exercise price of $12 per share (as may be adjusted from time to time as set forth therein) which were issued to the purchasers named in the Purchase Agreement pursuant to the Purchase Agreement.

     The foregoing definitions will be equally applicable to both the singular and plural forms of the defined terms.

     3.  Dividends and Distributions.

          (A) Subject to the prior preferences and other rights of any Senior Securities, the holders of the Series B Preferred Stock shall be entitled to receive out of the assets of the Company legally available for that purpose, dividends at the Dividend Rate, and, except as provided in Section 3(C), no more, to be paid in accordance with the terms of this Section 3. Such dividends shall be cumulative from the Issue Date and shall be payable in arrears, when and as declared by the Board, on March 31, June 30, September 30 and December 31 of each year (each such date being herein referred to as a "Dividend Payment Date"), commencing on March 31, 1999. The period from the Issue Date to the next Dividend Payment Date and quarterly period between consecutive Dividend Payment Dates shall hereinafter be referred to as a "Dividend Period." Each such dividend shall be paid to the holders of record of the Series B Preferred Stock as their names appear on the share register of the Company on the corresponding Record Date. As used above, the term "Record Date" means, with respect to the dividend payable on March 31, June 30, September 30 and December 31, respectively, of each year, the preceding March 15, June 15, September 15 and December 15, or such other record date designated by the Board with respect to the dividend payable on such respective Dividend Payment Date not exceeding 30 days preceding such Dividend Payment Date. Dividends on account of arrears for any past Dividend Periods may be declared and paid, together with any accrued but unpaid interest thereon to and including the date of payment, at any time, without reference to any Dividend Payment Date, to holders of record on a date designated by the Board, not exceeding 30 days preceding the payment date thereof, as may be fixed by the Board.

          (B) In the event that dividends on the Series B Preferred Stock are to be paid in cash in accordance with Sections 3(E) or 3(F), and full cash dividends are not paid or made available to the holders of all outstanding shares of the Series B Preferred Stock and of any Parity Securities, and funds available shall be insufficient to permit payment in full in cash to all such holders of the preferential amounts to which they are then entitled, the entire amount available for payment of cash dividends shall be distributed among the holders of the Series B Preferred Stock and of any Parity Securities ratably in proportion to the full amount to which they would otherwise be respectively entitled, any remainder not paid in cash to the Holders shall cumulate as provided in Section 3(C) below.

          (C) If, on any Dividend Payment Date, the Company fails to pay dividends, then until the dividends that were scheduled to be paid on such date are paid, such dividends shall cumulate and shall accrue additional dividends to and including the date of payment thereof at the Dividend Rate then in effect plus, with respect to any dividends payable after the Dividend Reset Date, 2% per annum (but in no event higher than the highest amount permitted under applicable law), compounded quarterly, whether or not earned or declared, payable only in cash (notwithstanding Section 3(E) below) with additional dividends thereon for each succeeding full Dividend Period during which such dividends shall remain unpaid. Unpaid dividends for any period less than a full Dividend Period shall cumulate on a day-to-day basis and shall be computed on the basis of a 360-day year.

          (D) So long as any shares of the Series B Preferred Stock shall be outstanding, the Company shall not and shall cause its Subsidiaries not to
     (i) declare or pay any dividend whatsoever, whether in cash, property or otherwise, set aside any cash or property for the payment of dividends, or make any other distribution on any Junior Securities, (ii) declare or pay any dividend whatsoever, whether in cash, property or otherwise, set aside any cash or property for the payment of dividends, or make any other distribution on any Parity Securities, unless declared and paid pro rata with the Series B Preferred Stock in proportion to the full amount to which they would otherwise be respectively entitled or (iii) repurchase, redeem or otherwise acquire or set aside any cash or property for the repurchase or redemption of any Junior Securities or Parity Securities, unless in each such case all dividends to which the holders of the Series B Preferred Stock shall have been entitled for all previous Dividend Periods shall have been paid or declared and a sum of money sufficient for the payment thereof shall have been set apart.

          (E) Subject to the election of a Holder provided for in Section 3(F) below and subject to Section 3(C) above, from the Issue Date through and including the Dividend Reset Date, the Company shall pay on each Dividend Payment Date accrued dividends, at its election, in cash, shares of Series B Preferred Stock or shares of Common Stock. Such election shall be made on or prior to the earlier of the date of declaration of such dividend or the applicable record date for such dividend, with prompt notice thereafter being given by the Company to the holders of the Series B Preferred Stock of such election. Notwithstanding the foregoing, in the event that the Company shall have declared or paid cash dividends on the Common Stock during a Dividend Period, the Company shall pay on the Dividend Payment Date for such Dividend Period accrued dividends solely in cash. The number of shares of Series B Preferred Stock to be issued in circumstances when dividends are paid with additional shares of Series B Preferred Stock will equal the cash amount of the dividend payable, divided by $100, rounded to the nearest full share, up or down, after taking into account all shares of Series B Preferred Stock owned by the Holder provided that if the resulting fractional share held by such Holder equals one-half of a share of Series B Preferred Stock, such fractional share shall be rounded up to the nearest full share. The number of shares of Common Stock to be issued in circumstances when dividends are paid with shares of Common Stock will equal the cash amount of the dividend payable, divided by the lesser of (i) the Market Price of Common Stock as of the last trading day immediately preceding the payment date or (ii) the average Market Price of Common Stock for the twenty (20) trading days immediately preceding the payment date, rounded up to the nearest full share. After the Dividend Reset Date, the Company shall pay dividends on the Series B Preferred Stock only in cash, and the Company shall be mandatorily required to pay such dividends on the scheduled Dividend Payment Date to the fullest extent permitted by law or, if not then permitted by law, then as soon thereafter as is legally permitted. The

     Company shall be required to pay all accrued but unpaid dividends as of the Dividend Reset Date in cash on the next succeeding Dividend Payment Date to the fullest extent permitted by law or, if not then permitted by law, then as soon thereafter as is legally permitted.

          (F) On any Dividend Payment Date occurring on any December 31 before the Dividend Reset Date, Holders of a Majority of the Series B Preferred Stock may elect, by written notice to the Company on or before five (5) business days preceding the applicable Record Date, to have the Company pay in cash up to the full amount of the dividend payable on such date less any cash dividends paid with respect to the previous three Dividend Periods, or the portion thereof as shall not exceed the Profits of the Company. To the extent that the Company has not determined the Profits of the Company for the fiscal year ending on December 31 of such year as of the applicable Record Date and has determined in good faith that it is not reasonably certain that it will have Profits sufficient to pay the cash dividends requested in the aggregate by the Holders of the Series B Preferred Stock, the Company may defer the payment of such dividend to the earlier of the date of such determination or March 31 of the year following the year in which such dividend was to be paid but such deferred cash portion of the dividend shall accrue additional dividends thereon at the Dividend Rate.
     To the extent that the aggregate cash dividends requested to be paid by all Holders exceeds the Profits of the Company as so determined, such aggregate cash dividends will be reduced and each Holder requesting to be paid in cash shall be entitled to receive his pro rata portion of the aggregate cash dividends paid based on the dollar amount of cash dividends requested to be paid by each Holder and the remainder shall be paid at the election of the Company in either shares of Series B Preferred Stock or shares of Common Stock as provided in Section 3(E). In the event of the approval by the Board of an agreement providing for a Business Combination, a Holder may elect to have the Company suspend payment of dividends, which shall continue to accrue as provided in Section 3(C) at the Dividend Rate. If the proposed Business Combination is consummated within 180 days of the date of approval by the Board of the agreement providing for such Business Combination, at the request of Holders of a Majority of the Series B Preferred Stock, all accrued but unpaid dividends will be paid in cash by the Company upon consummation of such Business Combination or if the proposed Business Combination is not consummated within 180 days of the date of approval by the Board of the agreement providing for such Business Combination, all accrued but unpaid dividends (including dividends that would have been payable with respect to unpaid dividends in Series B Preferred Stock) will be paid by the Company promptly after expiration of such 180 day period at the Company's election in cash, shares of Series A Preferred Stock or shares of Common Stock in accordance with Section 3(E).

     4.  Remarketing Procedures.

          (A)  Certain Definitions.

     Capitalized terms not defined in this Section 4 shall have the meanings specified elsewhere herein. As used herein, the following terms shall have the following meanings, unless the context otherwise requires:

     "Existing Holder" shall mean a Person who is a record owner of shares of Series B Preferred Stock as of the time in question.

     "Maximum Applicable Rate" shall mean 18% per annum (but in no event higher than the highest amount permitted under applicable law).

     "Minimum Applicable Rate" shall mean 4% per annum.

     "Potential Holder" shall mean a prospective purchaser of shares of Series B Preferred Stock contacted by, or who has contacted, the Remarketing Agent or the Company in connection with the Remarketing and who shall have executed and delivered to the Remarketing Agent an agreement, prepared by the Remarketing Agent, whereby such prospective purchaser shall have agreed that it will be bound by the Remarketing Procedures and that any Bid placed by it shall constitute an irrevocable offer by it to purchase the shares subject to such Bid or such lesser number of shares of Series B Preferred Stock as it shall be required to purchase as a result of such Remarketing Procedures and containing such other matters as the Remarketing Agent shall specify that are not inconsistent with the Remarketing Procedures.

     "Qualifying Change of Control" shall mean a Change of Control if the Market Price of one share of Common Stock immediately prior to the consummation of such Change of Control does not exceed the Threshold Amount.

     "Remarketing" shall mean the operation of the procedures set forth in this
Section 4.

     "Remarketing Agent" shall mean a nationally recognized investment banking firm or commercial bank selected by the Company (i) whose long-term unsecured debt is rated either BBB- or better by Standard & Poor's Corporation or any successor thereto or baa3 or better by Moody Investors Service, Inc. or any successor thereto, (ii) that has agreed to serve hereunder as Remarketing Agent, and (iii) notice of which selection and agreement has been given to the Existing Holders at least 15 Business Days prior to the Submission Deadline.

     "Remarketing Procedures" shall mean the procedures set forth in this
Section 4.

     "Submission Deadline" shall mean the earlier of (i) 10:00 A.M., Houston, Texas time on [seventh anniversary of the Closing Date] or, if such date is not a Business Day, then at such time on the next succeeding Business Day or (ii) 10:00 A.M., Houston, Texas time on the thirtieth day following a Qualifying Change of Control.

     "Threshold Amount" shall mean $5.375 (provided, however, if the Company after [Closing Date] shall (i) declare a dividend or make a distribution on its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, then such amount shall be adjusted proportionately) and increased by 8% per annum, compounded quarterly, from [Closing Date] to the day immediately preceding the consummation of the Change of Control.

     (B) Orders by Existing Holders and Potential Holders.

          (i) Prior to the Submission Deadline, the Remarketing Agent shall contact Potential Holders to determine the number of shares, if any, of Series B Preferred Stock that each such Potential Holder offers to purchase, at a price equal to the Stated Value per share of Series B Preferred Stock plus accrued and unpaid dividends thereon as of the Dividend Reset Date (the "Reset Price"), if the Dividend Reset Rate is not less than the rate per annum specified by such Potential Holder.

          (ii) Prior to the Submission Deadline, each Existing Holder may submit to the Remarketing Agent in writing information as to:

               (1) the number of shares, if any, of Series B Preferred Stock held by such Existing Holder that such Existing Holder desires to continue to hold without regard to the Dividend Reset Rate;

               (2) the number of shares, if any, of Series B Preferred Stock held by such Existing Holder that such Existing Holder desires to continue to hold if the Dividend Reset Rate is not less than the rate per annum specified by such Existing Holder; and/or

               (3) the number of shares, if any, of Series B Preferred Stock held by such Existing Holder that such Existing Holder desires to sell at the Reset Price without regard to the Dividend Reset Rate.

          For purposes hereof, the communication to the Remarketing Agent of the information referred to in this Section 4(B)(ii) is hereinafter referred to as an "Order" and each Existing Holder and each Potential Holder placing an Order is hereinafter referred to as a "Bidder"; an Order containing the information referred to in clause (1) of this Section 4(B)(ii) is hereinafter referred to as a "Hold Order"; an Order containing the information contained in clause (2) of this Section 4(B)(ii) is hereinafter referred to as a "Bid"; and an Order containing the information referred to in clause (3) of this Section 4(B)(ii) is hereinafter referred to as a "Sell Order".

          (C) Deemed Submission of Orders by Existing Holders. If an Order or Orders covering all of the shares of Series B Preferred Stock held by an Existing Holder is not submitted to the Remarketing Agent prior to the Submission Deadline, the Remarketing Agent shall deem a Sell Order to have been submitted on behalf of such Existing Holder covering the number of shares of Series B Preferred Stock held by such Existing Holder and not subject to any Order submitted to the Remarketing Agent.

          (D) Determination of Sufficient Clearing Bids, Winning Bid Rate and Dividend Reset Rate.

               (i) Promptly following the Submission Deadline, the Remarketing Agent shall assemble all Orders submitted to it (each such Order as submitted or deemed submitted being hereinafter referred to individually as a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or as a "Submitted Order") and shall determine:

               (1) the excess, if any, of the total number of outstanding shares of Series B Preferred Stock over the number of shares of Series B Preferred Stock that are the subject of Submitted Hold Orders (such excess being hereinafter referred to as the "Available Shares");

               (2) from the Submitted Orders whether the number of outstanding shares of Series B Preferred Stock that are the subject of Submitted Bids by Potential Holders and Existing Holders specifying a rate not higher than the Maximum Applicable Rate is equal to or exceeds the number of outstanding shares of Series B Preferred Stock that are the subject of Submitted Sell Orders, and if such excess or such equality exists, such Submitted Bids are hereinafter referred to collectively as "Sufficient Clearing Bids"); and

               (3) if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids (the "Winning Bid Rate") which if:

                    (a) each Submitted Bid from Existing Holders specifying such
               Winning Bid Rate and all other Submitted Bids from Existing Holders specifying lower rates were accepted, would entitle such Existing Holders to continue to hold the outstanding shares of Series B Preferred Stock that are the subject of such Submitted Bids; and

                    (b) each Submitted Bid from Potential Holders specifying
               such Winning Bid Rate and all other Submitted Bids from Potential Holders specifying lower rates were accepted, would entitle such Potential Holders to purchase the shares of Series B Preferred Stock that are the subject of such Submitted Bids;

               would result in such Existing Holders described in subclause (a) above continuing to hold an aggregate number of outstanding shares of Series B Preferred Stock that, when added to the number of shares of Series B Preferred Stock to be purchased by such Potential Holders described in subclause (b) above, would equal not less than the Available Shares.

          (ii) Promptly after the Remarketing Agent has made the determinations pursuant to Section 4(D)(i), the Remarketing Agent shall advise the Company of the Dividend Reset Rate as follows:

               (1) if Sufficient Clearing Bids exist, the Dividend Reset Rate shall be equal to the Winning Bid Rate so determined; provided, however, that the Winning Bid Rate shall not exceed the Maximum Applicable Rate;

               (2) if Sufficient Clearing Bids do not exist, the Dividend Reset Rate shall be equal to the Maximum Applicable Rate;

               (3) if all of the outstanding shares of Series B Preferred Stock are subject to Submitted Hold Orders, the Dividend Reset Rate shall be equal to the Minimum Applicable Rate.

          (E) Acceptance and Rejection of Orders and Allocation of Shares.

     Based on the determinations made pursuant to Section 4(D)(i), Submitted Sell Orders shall be accepted or rejected, and the Remarketing Agent shall take such other action, as set forth below:

          (i) if Sufficient Clearing Bids have been made in the Remarketing, subject to the provisions of Section 4(E)(iii), Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

               (1) the Submitted Sell Orders of each Existing Holder shall be accepted and the Submitted Bids of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the outstanding shares of Series B Preferred Stock subject to such Submitted Sell Orders or Submitted Bids;

               (2) the Submitted Bids of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the outstanding shares of Series B Preferred Stock subject to such Submitted Bids;

               (3) the Submitted Bids of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted and such Potential Holder shall purchase the number of shares of Series B Preferred Stock subject to such Submitted Bids;

               (4) the Submitted Bids of each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling such Existing Holder to continue to hold the outstanding shares of Series B Preferred Stock subject to such Submitted Bids, unless the number of outstanding shares of Series B Preferred Stock subject to all such Submitted Bids placed by Existing Holders shall be greater than the excess of the Available Shares over the number of shares of Series B Preferred Stock subject to Submitted Bids described in clauses (2) and (3) of this Section 4(E)(i) (the "Remaining Shares"). In such event such Existing Holder shall be required to sell shares of Series B Preferred Stock subject to such Submitted Bids, but only in an amount equal to the difference between (1) the number of outstanding shares of Series B Preferred Stock then held by such Existing Holder subject to such Submitted Bids and (2) the product of (x) the number of Remaining Shares and (y) a fraction, the numerator of which shall be the number of outstanding shares of Series B Preferred Stock held by such Existing Holder subject to such Submitted Bids and the denominator of which shall be the number of outstanding shares of Series B Preferred Stock subject to such Submitted Bids made by all such Existing Holders that specified a rate equal to the Winning Bid Rate; and

               (5) the Submitted Bids of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, but only in an amount equal to the product of (i) the difference between the Available Shares and the number of outstanding shares of Series B Preferred Stock subject to the Submitted Bids described in clauses
          (2), (3) and (4) of this Section 4(E)(i) and (ii) a fraction, the numerator of which shall be the number of outstanding shares of Series B Preferred Stock subject to such Submitted Bids of such Potential Holder and the denominator of which shall be the number of outstanding shares of Series B Preferred Stock subject to such Submitted Bids made by all such Potential Holders that specified a rate equal to the Winning Bid Rate.

          (ii) Subject to the provisions of Section 9(E)(iii), if Sufficient Clearing Bids have not been made in the Remarketing, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

               (1) the Submitted Bids of each Existing Holder specifying any rate that is equal to or lower than the Maximum Applicable Rate shall be accepted, thus entitling such Existing Holder to continue to hold the outstanding shares of Series B Preferred Stock subject to such Submitted Bids;

               (2) the Submitted Bids of each Potential Holder specifying any rate that is equal to or lower than the Maximum Applicable Rate shall be accepted, thus entitling such Existing Holder to purchase the outstanding shares of Series B Preferred Stock subject to such Submitted Bids; and

               (3) the Submitted Sell Orders of each Existing Holder shall be accepted, and the Submitted Bids of each Existing Holder specifying any rate that is higher than the Maximum Applicable Rate shall be rejected, thus requiring each such Existing Holder to sell the outstanding shares of Series B Preferred Stock subject to such Submitted Sell Orders and Submitted Bids, in both cases only in an amount equal to the difference between (A) the number of outstanding shares of Series B Preferred Stock then held by such Existing Holder subject to such Submitted Sell Orders or Submitted Bids and (B) the product of (x) the difference between the Available Shares and the aggregate number of outstanding shares of Series B Preferred Stock subject to Submitted Bids described in clauses (1) and (2) of this
          Section 4(E)(ii) and (y) a fraction, the numerator of which shall be the number of outstanding shares of Series B Preferred Stock held by such Existing Holder subject to such Submitted Sell Orders or Submitted Bids and the denominator of which shall be the number of outstanding shares of Series B Preferred Stock subject to all such Submitted Sell Orders and Submitted Bids.

          (iii) If, as a result of the procedures described in this Section 4, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a share of Series B Preferred Stock, the Remarketing Agent shall, in such manner as, in its sole discretion, it shall determine, round up or down the number of shares of Series B Preferred Stock to be sold or purchased by any Existing Holder or Potential Holder of such Series B Preferred Stock so that the number of shares of Series B Preferred Stock sold or purchased by each Existing Holder or Potential Holder shall be whole shares of Series B Preferred Stock.

     (F) Closing of Remarketing. If any shares of Series B Preferred Stock are to be sold pursuant to the Remarketing Procedures, then such sale shall be consummated at the offices of the Company at 10:00 a.m. Eastern Standard Time on the Business Day next succeeding the

Submission Deadline (the "Dividend Reset Date"). At such closing, all Existing Holders that are to sell shares pursuant to the Remarketing Procedures shall deliver against payment in same day funds the appropriate stock certificates representing the shares of Series B Preferred Stock to be sold duly endorsed or with appropriate stock powers. If any purchaser fails to purchase shares required to be purchased on the Dividend Reset Date (other than as a result solely of a breach by the applicable Existing Holder of its obligations hereunder) and, if the Remarketing Agent does not purchase such shares in lieu of such purchaser, then the Dividend Reset Rate shall be the Maximum Applicable Rate notwithstanding the other Remarketing Procedures.

     (G) Certain Matters relating to the Remarketing Agent. If there is no Person serving as Remarketing Agent as of the Submission Deadline or if the Remarketing Agent resigns or otherwise refuses or is unable to act as Remarketing Agent hereunder, then the Dividend Reset Rate shall be the Maximum Applicable Rate.

     5. Voting Rights. The Holders shall have the following voting rights with respect thereto:

          (A) Each share of Series B Preferred Stock shall entitle the holder thereof to the voting rights required by applicable law.

          (B) Until the Dividend Reset Date, Holders of shares of the Series B Preferred Stock shall be entitled to vote upon all matters upon which holders of Common Stock have the right to vote, and Holders shall have that number of votes on all such matters per share of Series B Preferred Stock as is equal to the quotient (but in no event more than 5.334) of (i) 8,000,000 divided by (ii) the number of outstanding shares of Series B Preferred Stock (provided, however, if the Company after [Closing Date] shall (i) declare a dividend or make a distribution on its Common Stock in shares of Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, then such quotient shall be adjusted proportionately) as of the record date for the determination of the shareholders entitled to vote on such matters, or, if no such record date is established as of the date such vote is taken or any written consent of shareholders is solicited, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded up to the nearest whole number.

          (C) In addition to the voting rights accorded to the Holders of the Series B Preferred Stock in Sections 4(A) and 4(B), the consent of the Holders of at least a Majority of the Series B Preferred Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of shareholders called for the purpose, shall be necessary to (i) amend, by way of merger or otherwise, the Articles, so as to (A) affect adversely the rights, preferences or privileges of Holders or (B) authorize, create or issue any shares of (1) Parity Securities that (x) adversely affect the rights of the Series B Preferred Stock to vote separately as a class on any matter or (y) with other existing Parity Securities, have an aggregate liquidation preference in excess of $150.0 million or (2) Senior Securities (or amend the provisions of any existing class of Capital Stock to make such class of Capital Stock a class of (1)

     Parity Securities that (x) adversely affect the rights of the Series B Preferred Stock to vote separately as a class on any matter or (y) with other existing Parity Securities, have an aggregate liquidation preference in excess of $150.0 million or (2) Senior Securities) or (ii) consummate any Business Combination (A) unless (x) the Holders of the Series B Preferred Stock shall have the right to receive or continue to hold in the surviving corporation in such Business Combination the same number of shares of preferred stock with substantially the same rights, preferences and privileges, as correspond to the Series B Preferred Stock held immediately prior to such Business Combination (provided, however, that if the Company or the surviving corporation becomes a Subsidiary of another corporation in such Business Combination and the holders of Common Stock became entitled to receive Capital Stock in such other corporation, then the holders of the Series B Preferred Stock shall be entitled to receive such shares of preferred stock with substantially the same rights, preferences and privileges in such other corporation) and (y) such surviving or other corporation, as the case may be, has immediately after the consummation of such Business Combination no Senior Securities or Parity Securities (other than Parity Securities having an aggregate liquidation preference not in excess of $150.0 million and which do not adversely affect the rights of the Series B Preferred Stock to vote separately as a class on any matter) and (B) unless such Business Combination would not result in a breach of any obligations of the Company under this Statement of Resolution. In all cases where the Holders have the right to vote separately as a class, all such Holders shall be entitled to one vote for each share held by them.

          (D) Whenever, at any time or times, dividends payable on any of the Series B Preferred Stock shall be in arrears in an aggregate amount equivalent to six (6) full quarterly dividends, there shall be vested in the Holders, voting as one class and with one vote for each share, the right to elect two directors of the Company. Such right of the Holders to vote for the election of two directors may be exercised at any annual meeting or at any special meeting called for such purpose, or at any adjournment thereof until all arrearages and dividends on the outstanding shares of Series B Preferred Stock shall have been paid in full or declared and funds sufficient for the payment thereof deposited in trust and when so paid or provided for, then all rights of the Holders under this Section 5(D) shall cease. So long as such right to vote continues, the Secretary of the Company may call, and upon written request of the Holders of ten percent (10%) or more of the outstanding Series B Preferred Stock addressed to him at the principal office of the Company, shall call a special meeting of the Holders for the election of such two directors as provided herein. Such meeting shall be held within fifty (50) days after delivery of such request to such Secretary, at the place and upon the notice provided by law and in the Bylaws of the Company for the holding of meetings of its shareholders. If at any such meeting or any adjournment thereof the Holders of at least a majority of the then outstanding shares of Series B Preferred Stock then entitled to vote in such election shall be present or represented by proxy, then, by vote of the Holders of at least the majority of all such shares of Series B Preferred Stock present or represented in such meeting, the then authorized number of directors of the Company shall be increased by two and the Holders of such shares of Series B Preferred Stock shall be entitled to elect such two additional directors. Directors so elected shall serve until the next annual meeting or until their successors shall be elected and shall qualify; provided, however, that whenever all arrearages and dividends on all outstanding shares of Series B Preferred Stock shall have been paid or declared and funds sufficient for the payment thereof deposited in trust, the term of the office of the persons so elected as directors shall forthwith terminate, and the number of the whole Board shall be reduced accordingly. In case of any vacancy occurring among the directors so elected the remaining director who shall have been so elected may appoint a successor to hold office for the unexpired term of the director whose place shall be vacant. If both directors so elected by the Holders shall cease to serve as directors before their term shall expire, the Holders may, at a special meeting of such Holders called as provided above, elect successors to hold office for the unexpired terms of the directors whose places shall be vacant. In any vote under this Section 5(D), each share of Series B Preferred Stock shall be entitled to vote.

     6. Liquidation Preference. In the event of any Liquidation, after payment or provision for payment by the Company of the debts and other liabilities of the Company and the liquidation preference of any Senior Securities, each Holder shall be entitled to receive an amount in cash for each share of the then outstanding Series B Preferred Stock held by such Holder equal to the Stated Value per share plus an amount equal to all accrued but unpaid dividends thereon, whether or not earnings are available in respect of such dividends or such dividends have been declared, to and including the date full payment is tendered to the Holders with respect to such Liquidation and no more (such amount being referred to herein as the "Liquidation Preference") before any distribution shall be made to the holders of any Junior Securities upon the Liquidation of the Company. In case the assets of the Company available for payment to the Holders are insufficient to pay the full Liquidation Preference on all outstanding shares of the Series B Preferred Stock and all outstanding Parity Securities in the amounts to which the holders of such shares are entitled, then the entire assets of the Company available for payment to the Holders will be distributed ratably among the Holders of the Series B Preferred Stock and the holders of the Parity Securities, based upon the aggregate amount due on such shares upon Liquidation. Written notice of any Liquidation of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, not less than 30 days prior to the payment date stated therein, to the Holders of record of the Series B Preferred Stock, if any, at their respective addresses as the same shall appear on the books of the Company.

     7.  Redemptions.

          (A) The Series B Preferred Stock may be redeemed by the Company at any time to the extent of funds legally available therefor, in whole but not in part, in the manner provided for in Section 7, at a redemption price per share equal to the Stated Value plus accrued but unpaid dividends to and including the date the redemption price is paid, payable in same day funds, (the "Redemption Price").

          (B) Notice of redemption (the "Notice of Redemption") of the Series B Preferred Stock shall be sent by or on behalf of the Company, by first class mail, postage prepaid, to the Holders of record of the Series B Preferred Stock at their respective addresses as they shall appear on the records of the Company, not less than forty-five (45) days nor more than ninety (90) days prior to the date fixed for redemption (the "Redemption Date") (1) notifying such holders of the election of the Company to redeem such shares, of the Redemption Date and the Redemption Price, and (2) stating the place or places at which the Series B Preferred Stock shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed.

          (C) If Notice of Redemption shall have been given as hereinbefore provided, each Holder shall be entitled to all preferences, relative and other rights accorded by this resolution (including the right to receive dividends) and the TBCA until and including the Redemption Date. If the Company shall default in making payment on the Redemption Date, then each Holder shall be entitled to all preferences, relative and other rights accorded by this resolution (including the right to receive dividends) and the TBCA until and including the date (the "Actual Redemption Date") when the Company actually makes payment of the Redemption Price to the Holders. From and after the Redemption Date or, if the Company shall default in making payment or delivery as aforesaid, the Actual Redemption Date, the Series B Preferred Stock shall no longer be deemed to be outstanding, and all rights of the Holders shall cease and terminate, except the right of the Holders, upon surrender of certificates therefor, to receipt of amounts to be paid hereunder.

     8.  Limitations on Series B Preferred Stock.  No   share or shares of
Series B Preferred Stock the Company acquires through redemption, option, exchange or otherwise will be reissued, and all such shares will be canceled, retired and eliminated from the shares of Series B Preferred Stock which the Company will be authorized to issue. The Company will not issue any further shares of Series B Preferred Stock other than pursuant to Section 3.

     9. Waivers. With the written consent of Holders of a Majority of the Series B Preferred Stock, the obligations of the Company and the rights of the Holders under this Statement of Resolution may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely). Upon the effectuation of each such waiver, the Company will promptly give written notice thereof to the Holders who have not previously consented thereto in writing.


                  REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

     I, Joseph T. Leary, being the Vice President, Finance and Treasurer of EEX Corporation, do hereby execute this Statement of Resolution, declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 7th day of January, 1999.


                                    /s/ J. T. Leary
                                    ------------------------------
                                    Joseph T. Leary
                                    Vice President and Treasurer